# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Tango Therapeutics, Inc., CIK 0001819133
CUSIP: 87583X109
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 201 BROOKLINE AVENUE, SUITE 901, BOSTON, Massachusetts (MA), 02215
Date of event which requires filing of this statement: 12/30/2024
Amends the filing with accession number 0001193125-21-252792
Filed by CIK 0001823427
Persons authorized to receive notices and communications: Josh La Grange, Fried, Frank, Harris, Shriver & Jacobson, 801 17th Street, NW, Washington, District Of Columbia (DC), 20006, 202-639-7497

## Reporting persons
- BCTG Holdings, LLC (CIK 0001823427): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- MVA Investors, LLC (CIK 0001468223): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 326,886; sole dispositive power 0; shared dispositive power 326,886; aggregate amount beneficially owned 326,886 (0.3% of the class)
- Davis Aaron I. (CIK 0001465914): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 32,500; shared voting power 10,707,885; sole dispositive power 32,500; shared dispositive power 10,707,885; aggregate amount beneficially owned 10,740,385 (10% of the class)
- Boxer Capital Management, LLC (CIK 0002018299): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 10,380,999; sole dispositive power 0; shared dispositive power 10,380,999; aggregate amount beneficially owned 10,380,999 (9.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value per share
Name of issuer: Tango Therapeutics, Inc.
Address of issuer's principal executive offices: 201 BROOKLINE AVENUE, SUITE 901, BOSTON, Massachusetts (MA), 02215
Comment: With respect to Boxer Capital Management, LLC ("BCM"), BCTG Holdings, LLC ("BCTG Holdings"), MVA Investors, LLC ("MVA Investors") and Aaron I. Davis (together with BCM, BCTG Holdings and MVA Investors, the "Reporting Persons"), this amendment (this "Amendment No. 7") further amends and supplements the statement on Schedule 13D filed on August 20, 2021 (the "Original Filing") by BCTG Holdings, MVA Investors, Mr. Davis and certain other persons with respect to the Common Stock, par value $0.001 (the "Common Stock") of Tango Therapeutics, Inc. (the "Issuer"), as previously amended and filed on January 4, 2022 ("Amendment No. 1"), August 16, 2023 ("Amendment No. 2"), October 18, 2023 ("Amendment No. 3"), October 15, 2024 ("Amendment No. 4"), October 28, 2024 (Amendment No. 5), and November 7, 2024 ("Amendment No. 6"). Capitalized terms used herein but not defined herein shall have the respective meanings defined in the Original Filing, as previously amended. The Original Filing, as previously amended, is further amended hereby only as specifically set forth herein, provided that with respect to any Item amended herein, if such Item is incorporated by reference into any other Item in the Original Filing, as previously amended, such incorporation by reference is also amended hereby. BCTG Holdings reports herein that it has ceased to beneficially own more than 5% of the outstanding shares of Common Stock.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended by the addition of the following:

On December 30, 2024, BCTG Holdings distributed 6,770,357 shares of Common Stock to an account managed by BCM and 218,093 shares of Common Stock to MVA Investors, for no consideration. Consequently, BCTG Holdings has ceased to beneficially own any shares of Common Stock of the Issuer.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended by the addition of the following:

The disclosure set forth above in Item 3 is hereby incorporated herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: For information regarding beneficial ownership, see the information presented on the cover pages. All percentages are based on 107,450,318 shares of the Issuer's Common Stock outstanding, which is (i) 107,417,818 shares of the Issuer's Common Stock outstanding as of November 1, 2024 as set forth in the Issuer's 10-Q filed with the Securities and Exchange Commission on November 6, 2024, plus (ii) 32,500 shares of Common Stock subject to options to purchase shares of Common Stock, held by Mr. Davis, exercisable in the next 60 days. The Reporting Persons may be deemed to beneficially own, in the aggregate, 10,740,385 shares of Common Stock, representing beneficial ownership of 9.996% of the outstanding shares of Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose: For information regarding beneficial ownership, see the information presented on the cover pages. All percentages are based on 107,450,318 shares of the Issuer's Common Stock outstanding, which is (i) 107,417,818 shares of the Issuer's Common Stock outstanding as of November 1, 2024 as set forth in the Issuer's 10-Q filed with the Securities and Exchange Commission on November 6, 2024, plus (ii) 32,500 shares of Common Stock subject to options to purchase shares of Common Stock, held by Mr. Davis, exercisable in the next 60 days. The Reporting Persons may be deemed to beneficially own, in the aggregate, 10,740,385 shares of Common Stock, representing beneficial ownership of 9.996% of the outstanding shares of Common Stock.
Transactions in the class effected during the past sixty days: Other than as described herein in Item 4 or transactions previously reported on Form 4, the Reporting Persons have not engaged in any transactions in the Common Stock since Amendment No.6.
Other persons with the right to receive dividends or sale proceeds: Other than as described herein and except as may result from indirect interests of investors in MVA Investors or BCM, no persons other than the Reporting Persons have the right to receive or the power to direct the receipt of dividends, or proceeds of sale of such securities outlined in this report.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As described in Item 3 above, as of December 30, 2024, BCTG Holdings ceased to beneficially own more than 5% of the outstanding shares of Common Stock.

## Signatures
- BCTG Holdings, LLC: /s/ Aaron I. Davis, Aaron I. Davis, Manager (01/02/2025)
- MVA Investors, LLC: /s/ Aaron I. Davis, Aaron I. Davis, Authorized Signatory (01/02/2025)
- Davis Aaron I.: /s/ Aaron I. Davis, Aaron I. Davis, Individually (01/02/2025)
- Boxer Capital Management, LLC: /s/ Aaron I. Davis, Aaron I. Davis, Managing Member (01/02/2025)